Exhibit 99.1

NLS Pharmaceutics Announces Launch of Paid for Named Patient Program with Mazindol ER for Idiopathic Hypersomnia, a Serious Sleep Disorder with No Approved Treatment Options in Europe

Zurich, Switzerland, November 23, 2022 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that it has launched a paid for Named Patient Program (NPP) for patients suffering from idiopathic hypersomnia (IH). NLS has partnered with Caligor Coghlan Pharma Services, a globally active pharmaceutical company specializing in named patient, expanded access, early access and compassionate use programs. The NPP will provide access to Mazindol ER for the treatment of IH where this medication would not otherwise be available for this indication in certain countries. The NPP for IH was launched in the United Kingdom this week and is expected to expand into other countries over the coming weeks and months.

“After months of preparation we are excited to launch a NPP for people living with idiopathic hypersomnia who currently have no approved treatment options. We are deeply grateful to the regulatory bodies as well as medical experts who facilitate new therapies for IH, and look forward to working quickly to make Mazindol ER available to patients under this program as soon as possible,” said Alex Zwyer, Chief Executive Officer of NLS.

IH is a chronic, neurological disorder that is characterized by excessive sleepiness, an uncontrollable need to sleep or daytime sleepiness that persists for at least three months even with adequate or prolonged night-time sleep. IH affects approximately three in 10,000 people in the European Union (EU). This is equivalent to a total of around 156,000 people. As of today, no therapies are authorised in the EU for the treatment of IH. Patients with IH usually receive advice on lifestyle changes to help regulate their sleeping pattern. NLS’ Mazindol ER is an alternative therapeutic option that has been historically used to treat a number of conditions. It is undergoing clinical trials in narcolepsy and other sleep disorders. This NPP will allow physicians to prescribe Mazindol ER off-label for use in treating IH.

On November 2, 2022, the U.S. Food and Drug Administration (FDA) granted Orphan Drug Designation (ODD) for Mazindol ER for the treatment of IH. Previously, Mazindol ER was granted ODD for IH in Europe on July 21, 2022.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as IH, for which NLS recently obtained ODD from the FDA and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical trial evaluating Quilience in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol was well-tolerated. Quilience has received ODDs both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. federal securities laws. For example, NLS is using forward-looking statements when it discusses that the NNP for IH is expected to expand into other countries and that physicians will be allowed to prescribe Mazindol ER off-label for use in treating IH. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For more information on how physicians can access the NPP, please contact mazindolER@calcog.com and request further information to participate in this program.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo

invest@nls-pharma.com

www.nlspharmaceutics.com

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